Media release

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Roche

07024920

Basel, 27 June 2007

Preliminary results for phase III study evaluating CellCept in lupus nephritis

Aspreva Pharmaceuticals Corporation and Roche today released preliminary results for a clinical phase III trial comparing CellCept (oral mycophenolate mofetil, MMF) to intravenous cyclophosphamide (IVC), which is the current standard of care, for inducing treatment response in the induction phase of patients suffering from lupus nephritis.

Although response rates were similar in both arms, the trial did not meet its primary objective of demonstrating that MMF was superior to IVC in inducing treatment response in this disease. The results relate to the induction phase of this study, which was designed to measure treatment response in patients after 24 weeks of induction therapy with 185 patients in the MMF arm and 185 in the IVC arm. The results indicate similar treatment responses were observed, with 56.2% in the MMF arm and 53% in the IVC arm. Additional analyses are ongoing to determine the potential for regulatory submission, and Aspreva plans to present the final results at an appropriate scientific forum in the future.

Based on preliminary analysis, it appears that, in general, the adverse events experienced by patients in both arms of the study are consistent with those observed in lupus nephritis patients receiving immunosuppressive therapy. Overall incidence of adverse events was comparable in both treatment arms.

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About Lupus Nephritis

Systemic lupus erythematosus (SLE), commonly called lupus, is a chronic autoimmune disease that causes the body to attack its own tissues and joints. Lupus nephritis, considered life threatening but rare, is the most serious manifestation of the disease, which, if left untreated, can lead to kidney failure, requiring dialysis and potentially death. It is a complicated disease as patients typically

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
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fluctuate between periods of intense disease activity when the patient's own immune system is actively attacking and causing damage in their kidney, interspersed with periods of remission. Clinicians estimate that one third to one half of lupus patients have lupus nephritis. There has been no new approved treatment for SLE or lupus nephritis in the United States in over forty years. Current treatments involve the off-label use of existing cancer drugs such as cyclophosphamide, steroids, and other immunosuppressant drugs such as azathioprine.

About CellCept

CellCept is Roche's leading immunosuppressant or "anti-rejection" drug. It is used in combination with other immunosuppressive drugs (cyclosporine and corticosteroids) for the prevention of rejection in patients receiving heart, kidney and liver transplants. CellCept was first approved for use in combination therapy for the prevention of acute organ rejection in kidney transplantation in 1995 and has since been approved worldwide for prevention of organ rejection in adult kidney, heart and liver transplantation. This therapeutic success in the prevention of organ rejection in adult kidney, heart and liver transplantation represents 11 years of clinical experience and patient benefits, including reduced toxicities and prolonged graft and patient survival. In July 2003, Aspreva signed a collaboration agreement with Roche for the exclusive worldwide rights (excluding Japan) to develop and, upon regulatory approval, commercialise CellCept for all autoimmune disease applications. It is important to note that CellCept has not been approved by the FDA for the treatment of any autoimmune disease.

About Aspreva Pharmaceuticals

Aspreva is a global pharmaceutical company focused on identifying, developing, and, upon approval, commercialising evidence-based medicines for patients living with less common diseases. Aspreva common stock is traded on the NASDAQ Global Select Market under the trading symbol "ASPV" and on the Toronto Stock Exchange under the trading symbol "ASV". Learn more at www.aspreva.com.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the

Pharmaceuticals Division totalled 33.3 billion Swiss francs, and the Diagnostics Division posted sales of 8.7 billion Swiss francs. Roche employs roughly 75,000 worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com.

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp
- Baschi Dürr
- Claudia Schmitt

Media Release

Basel, June 27, 2007

Roche Commences Tender Offer for Ventana for $75 Per Share in Cash

Roche (SWX: ROG.VX; RO.S), a world-leading healthcare provider of pharmaceuticals and diagnostics, today announced that it has commenced a cash tender offer for all outstanding shares of common stock of Ventana Medical Systems Inc. (NASDAQ: VMSI) in furtherance of Roche's previously announced proposal to acquire Ventana. The complete terms, conditions and other details of the Roche offer will be filed later today with the U.S. Securities and Exchange Commission.

Under the terms of the tender offer, Roche is offering to acquire Ventana for $75.00 per share in cash, or an aggregate of approximately $3 billion. This offer represents a 44% premium to Ventana's close of $51.95 on June 22, 2007 (the last trading day before Roche submitted its proposal in writing to Ventana) and a 55% premium to its three-month average of $48.30.

The offer and withdrawal rights are scheduled to expire at 12:00 midnight, New York City time on Thursday, July 26, 2007, unless the offer is extended.

The offer will be conditioned upon, among other things, the tender of a majority of Ventana's shares of common stock on a fully diluted basis, Ventana's Board taking all necessary actions to make its shareholder rights plan inapplicable to Roche's offer, receipt of necessary regulatory approvals, and other customary conditions. The Roche proposal is a fully financed, all-cash transaction, with no significant anticipated regulatory hurdles to completion.

The complete terms and conditions will be set out in the Offer to Purchase, which will be filed with the U.S. Securities and Exchange Commission today, June 27, 2007. Ventana stockholders may obtain copies of all of the offering documents, including the Offer to Purchase, free of charge at the SEC's website (www.sec.gov) or by directing a request to MacKenzie Partners, Inc., the Information Agent for the offer, at (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

F. Hoffmann-La Roche Ltd. CH-4070 Basel Corporate Communications Tel. +41 61 - 688 88 88
Fax +41 61 - 688 27 75
http://www.roche.com

Greenhill & Co. and Citi are acting as financial advisors to Roche and Davis Polk & Wardwell is acting as legal counsel.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As the world's biggest biotech company and an innovator of products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is the world leader in in-vitro diagnostics and drugs for cancer and transplantation, a market leader in virology and active in other major therapeutic areas such as autoimmune diseases, inflammation, metabolism and central nervous system. In 2006 sales by the Pharmaceuticals Division totaled CHF 33.3 billion, and the Diagnostics Division posted sales of CHF 8.7 billion. Roche employs roughly 75,000 people worldwide and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche's Diagnostics Division offers a uniquely broad product portfolio and supplies a wide array of innovative testing products and services to researchers, physicians, patients, hospitals and laboratories world-wide.

Roche commenced operations in the U.S. over 100 years ago and these operations include research and development centers that conduct leading-edge work in advancing disease detection and treatment. Our diagnostics and pharmaceuticals businesses in the U.S. employ more than 20,000 people and generate approximately $10 billion in sales (including Genentech), accounting for about 40% of the Roche Group's global annual revenues.

For further information on Roche, please visit www.roche.com. Further information on the offer to Ventana's shareholders, please visit www.roche.com/info070625.

Roche Group Media Office

Phone: +41 61 688 8888 / e-mail: basel.mediaoffice@roche.com

- Daniel Piller (Head of Roche Group Media Office)

- Baschi Dürr

Brunswick Group (for U.S. media)

Phone: +1 212 333 3810

- Steve Lipin
- Nina Devlin

MacKenzie Partners (Information Agent for the offer)

Phone: +1 212 929 5500 or +1 800 322 2885 (toll-free)

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL VENTANA'S COMMON STOCK. THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC) ON JUNE 27, 2007. THESE MATERIALS, AS THEY MAY BE AMENDED FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND STOCKHOLDERS CAN OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE TENDER OFFER MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

END